                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       or

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            Commission File No. 2-26720 (Louisville Gas and Electric Company)
                     Commission File No: 1-10568 (LG&E Energy Corp.)

                           A. Full Title of the Plan:

                      401(K) SAVINGS PLAN FOR EMPLOYEES OF
                       LOUISVILLE GAS AND ELECTRIC COMPANY
                    WHO ARE REPRESENTED BY LOCAL 2100 OF IBEW

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                LG&E ENERGY CORP.
                              220 West Main Street
                                 P. O. Box 32030
                           Louisville, Kentucky 40232

                       LOUISVILLE GAS AND ELECTRIC COMPANY

                        401(k) SAVINGS PLAN FOR EMPLOYEES

          OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO ARE REPRESENTED BY

                             LOCAL 2100 OF I.B.E.W.

                       E.I.N. 61-0264150 (PLAN NUMBER 006)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Financial Statements and Schedules                                             Reference
----------------------------------                                             ---------
Report of Independent Public Accountants..........................................Page 1

Statements of Net Assets Available for
  Benefits as of December 31, 1998 and 1997 ......................................Page 2

Statement of Changes in Net Assets Available
  for Benefits With Fund Information for the Year Ended December 31, 1998.........Page 3

Notes to Financial Statements and Schedules for the Year
  Ended December 31, 1998.......................................................Page 4-7

Item 27a - Schedule I - Schedule of Assets Held for Investment Purposes
  As of December 31, 1998........................................................ Page 8

Item 27d - Schedule II - Schedule of Reportable Transactions for the
  Year Ended December 31, 1998................................................... Page 9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the
     Louisville Gas & Electric Company 401(k) Savings Plan For Employees Of Louisville Gas & Electric Company Who Are Represented By
     Local 2100 Of I.B.E.W.:

     We have audited the accompanying statements of net assets available for benefits of the Louisville Gas & Electric Company 401(k) Savings Plan For Employees Of Louisville Gas & Electric Company Who Are Represented By Local 2100 Of I.B.E.W. (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits as of December 31, 1998 and 1997 and the statement of changes in net assets available for benefits for the year ended December 31, 1998 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louisville, Kentucky
     June 18, 1999

                       LOUISVILLE GAS AND ELECTRIC COMPANY

                        401(k) SAVINGS PLAN FOR EMPLOYEES

          OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO ARE REPRESENTED BY

                             LOCAL 2100 OF I.B.E.W.

                       E.I.N. 61-0264150 (PLAN NUMBER 006)

      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        AS OF DECEMBER 31, 1998 AND 1997

                                                             1998               1997
                                                             ----               ----
ASSETS

Investments - at Fair Value (Notes 1 and 2)
  Participant - directed
  Shares of Registered Investment Companies:
     Fidelity Magellan Fund                             $ 16,588,651       $ 11,398,316
     Spartan U.S. Equity Index Portfolio                   7,725,926          5,375,720
     Fidelity Puritan Fund                                 6,574,410          5,440,560
     Fidelity Ginnie Mae Portfolio                         1,280,118          1,447,104
     Fidelity Ret. Gov't Money Mkt. Portfolio              2,466,064          1,959,769
     Templeton Foreign Fund I                                147,110            168,089
     Warburg Pincus Emerging Growth Fund                     292,814            205,117
     Fidelity Contrafund                                   1,275,388            669,521
     Fidelity Intermediate Bond Fund                         836,504            509,377
     Fidelity Equity Income II Fund                          697,954            321,631
     Janus Worldwide Fund                                     46,492                  -
     LG&E Energy Stock Fund                               25,350,815                  -
     Other  (Note 1)                                               -         22,211,284

    Participant Loans                                      2,322,326          1,479,347
                                                        ------------      -------------
        Total Investments                               $ 65,604,572       $ 51,185,835
                                                        ------------      -------------
        Total net assets available for
           plan benefits                                $ 65,604,572       $ 51,185,835
                                                        ------------      -------------
                                                        ------------      -------------

        The accompanying notes to financial statements and schedules are an integral part of these statements.

                        LOUISVILLE GAS AND ELECTRIC COMPANY

                         401(k) SAVINGS PLAN FOR EMPLOYEES

           OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO ARE REPRESENTED BY

                               LOCAL 2100 OF I.B.E.W.

                        E.I.N. 61-0264150  (PLAN NUMBER 006)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                        FOR THE YEAR ENDED DECEMBER 31, 1998

                                        FIDELITY         SPARTAN        FIDELITY        FIDELITY           FIDELITY
                                        MAGELLAN        U.S. EQUITY      PURITAN       GINNIE MAE     RET. GOV'T MONEY MKT.
                                          FUND        INDEX PORTFOLIO     FUND         PORTFOLIO          PORTFOLIO
                                       -----------    ---------------   ---------      ----------     ---------------------
ADDITIONS:
Contributions:
  Employer                             $   372,819     $  182,790       $  174,727      $       -        $   85,610
  Participant                            1,363,409        662,040          651,947              -           274,260
                                       -----------     ----------       ----------      ---------        ----------
                                         1,736,228        844,830          826,674              -           359,870
  Interest and dividends                   799,260        166,087          683,013         83,435           122,415
  Net realized and unrealized
    gains (loss)                         3,303,168      1,491,801          269,055           (132)                -
                                       -----------     ----------       ----------      ---------        ----------
       TOTAL ADDITIONS                   5,838,656      2,502,718        1,778,742         83,303           482,285
DEDUCTIONS:
  Benefit  payments                        132,704         80,927          123,042         39,180            43,565
                                       -----------     ----------       ----------      ---------        ----------
        NET INCREASE(DECREASE)
        PRIOR TO INTERFUND
        TRANSFERS                        5,705,952      2,421,791        1,655,700         44,123           438,720
    Net interfund transfers to (from)
    investment options including
    participants loan transactions        (514,217)       (71,550)        (519,015)      (210,899)           67,785
    Other  (Note 1)                              -              -                -              -                 -
Less:
    Administrative Fees                      1,400             35            2,835            210               210
                                       -----------     ----------       ----------      ---------        ----------
  Net Increase (decrease)                5,190,335      2,350,206        1,133,850       (166,986)          506,295
  Net assets at beginning of year       11,398,316      5,375,720        5,440,560      1,447,104         1,959,769
                                       -----------     ----------       ----------      ---------        ----------
  Net assets at end of year            $16,588,651     $7,725,926       $6,574,410     $1,280,118        $2,466,064
                                       -----------     ----------       ----------      ---------        ----------
                                       -----------     ----------       ----------      ---------        ----------

                                                              WARBURG PINCUS                    FIDELITY           FIDELITY
                                          TEMPLETON FOREIGN   EMERGING GROWTH    FIDELITY   INTERMEDIATE BOND   EQUITY INCOME II
                                                FUND I              FUND        CONTRAFUND        FUND               FUND
                                          -----------------   ---------------   ----------  -----------------   ----------------
ADDITIONS:
Contributions:
  Employer                                     $  11,292       $ 15,231         $   46,232       $ 69,045           $ 24,791
  Participant                                     39,381         52,050            180,835        231,130             94,587
                                               ---------       --------         ----------       --------           --------
                                                  50,673         67,281            227,067        300,175            119,378
  Interest and dividends                          15,942          1,419            102,790         50,518             62,630
  Net realized and unrealized
    gains (loss)                                 (22,508)        15,304            169,993          5,674             50,146
                                               ---------       --------         ----------       --------           --------
       TOTAL ADDITIONS                            44,107         84,004            499,850        356,367            232,154
DEDUCTIONS:
  Benefit  payments                                1,615            -               22,367         19,551              2,328
                                               ---------       --------         ----------       --------           --------
        NET INCREASE(DECREASE)
        PRIOR TO INTERFUND
        TRANSFERS                                 42,492         84,004            477,483        336,816            229,826
    Net interfund transfers to (from)
    investment options including
    participants loan transactions               (63,051)         4,008            128,419         (9,689)           146,497
    Other  (Note 1)                                    -              -                  -              -                  -
Less:
    Administrative Fees                              420            315                 35              -                  -
                                               ---------       --------         ----------       --------           --------
  Net Increase (decrease)                        (20,979)        87,697            605,867        327,127            376,323
  Net assets at beginning of year                168,089        205,117            669,521        509,377            321,631
                                               ---------       --------         ----------       --------           --------
  Net assets at end of year                     $147,110       $292,814         $1,275,388       $836,504           $697,954
                                               ---------       --------         ----------       --------           --------
                                               ---------       --------         ----------       --------           --------
                                          JANUS WORLDWIDE   LG&E ENERGY                   PARTICIPANT
                                               FUND         STOCK FUND      OTHER            LOANS           TOTAL
                                          ---------------   -----------   ------------    ------------  -------------
ADDITIONS:
Contributions:
  Employer                                  $  1,053      $   785,456     $          -    $         -    $ 1,769,046
  Participant                                  5,096           43,446                -              -      3,598,181
                                            --------      -----------     ------------    -----------    -----------
                                               6,149          828,902                -              -      5,367,227
  Interest and dividends                         548        1,067,537                -              -      3,155,594
  Net realized and unrealized
    gains (loss)                                 234        3,109,498                -              -      8,392,233
                                            --------      -----------     ------------    -----------    -----------
       TOTAL ADDITIONS                         6,931        5,005,937                -              -     16,915,054
DEDUCTIONS:
  Benefit  payments                                -        1,973,866                -         46,427      2,485,572
                                            --------      -----------     ------------    -----------    -----------
        NET INCREASE(DECREASE)
        PRIOR TO INTERFUND
        TRANSFERS                              6,931        3,032,071                -        (46,427)    14,429,482
    Net interfund transfers to (from)
    investment options including
    participants loan transactions            39,561          112,745                -        889,406              -
    Other  (Note 1)                                -       22,211,284      (22,211,284)             -
Less:
    Administrative Fees                            -            5,285                -              -         10,745
                                            --------      -----------     ------------    -----------    -----------
  Net Increase (decrease)                     46,492       25,350,815      (22,211,284)       842,979     14,418,737
  Net assets at beginning of year                  -                -       22,211,284      1,479,347     51,185,835
                                            --------      -----------     ------------    -----------    -----------
  Net assets at end of year                 $ 46,492      $25,350,815     $          -     $2,322,326    $65,604,572
                                            --------      -----------     ------------    -----------    -----------
                                            --------      -----------     ------------    -----------    -----------

          The accompanying notes to financial statements and schedules are an integral part of this statement.

                       LOUISVILLE GAS AND ELECTRIC COMPANY

                        401(k) SAVINGS PLAN FOR EMPLOYEES
          OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO ARE REPRESENTED BY
                             LOCAL 2100 OF I.B.E.W.

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


(1)  DESCRIPTION OF PLAN

     The following description of the Louisville Gas and Electric Company ("Company") 401(k) Savings Plan for Employees Who Are Represented by Local 2100 of I.B.E.W. ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          A.   GENERAL

               The Plan was established January 1, 1993. All employees that are represented by Local 2100 of I.B.E.W. are eligible to participate in the Plan on the first of the month on or following six months of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          B.   PLAN MERGER

               On September 3, 1997, the Board of Directors approved the merger of the Louisville Gas and Electric Company Employees' Stock Ownership
     Plan for union employees into the Plan, thereby, establishing the LG&E Energy Corp. Common Stock Fund, effective January 1, 1998. The activity relating to this merger is reflected as "Other" on the accompanying financial statements.

          C.   CONTRIBUTIONS AND VESTING

               Employees choosing to participate may elect to contribute an amount equal to an integral percentage from one percent (1%) to sixteen percent (16%) of base pay and incentive compensation. The Company in turn will match thirty three percent (33%)of the employees' contribution on the first six percent (6%) of eligible compensation. Effective January 1, 1999, the Company will match fifty percent (50%). Employee and Company contributions, plus actual earnings thereon, are vested immediately.

          D.   PARTICIPANT ACCOUNTS

               Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          E.   INVESTMENT OPTIONS

               Participants direct the investment of all contributions (employee and employer). The Plan offers twelve mutual fund investment options, detailed below. An employee may invest in one or all twelve investment options in 1% increments.

     Participants may choose from the following twelve mutual fund investment options:

     -    Fidelity Retirement Government Money Market Portfolio

          Invests in obligation issued or guaranteed as to timely payment of principal and interest by the U.S. government, its agencies or instrumentalities.

     -    Fidelity Ginnie Mae Portfolio

          At least 65% of the portfolio's total assets will be invested in Ginnie Mae under normal market conditions. The portfolio also invests in other obligations backed by the full faith and credit of the U.S. government, including U.S. Treasury bonds, notes and bills, and in repurchase agreements involving those obligations. This fund was frozen as of October 1, 1996. Participants may transfer money out of this fund into one of the other investment options at any time, however, no "new" money will be invested in this investment option.

     -    Fidelity Puritan Fund

          Diversifies investments among a variety of companies, industries and types of securities.

     -    Spartan U.S. Equity Index Portfolio

          Attempts to duplicate the composition and total return of the Standard & Poor's 500 Index.

     -    Fidelity Magellan Fund

          Invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and/or abroad as well as foreign companies. Investments are made in large corporations as well as smaller, less well-known companies. The Fund also diversifies investments among a variety of industries and sectors within the market.

     -    Fidelity Intermediate Bond Fund

          Invests in all types of medium to high quality U.S. and foreign bonds, including corporate or U.S. government issues.

     -    Fidelity Equity Income II Fund, effective October 1, 1996

          Invests in stocks of domestic and foreign companies with potential for capital growth.

     -    Fidelity Contrafund, effective October 1, 1996

          Invests in common stocks believed to be undervalued and in companies that are currently out of public favor but show potential for capital growth.

     -    Warburg Pincus Emerging Growth Fund, effective October 1, 1996

          Invests primarily in common stocks of rapidly growing small and medium sized companies which generally will benefit from new products or services, technology, or changes in management. The stocks are diversified among a variety of industries.

     -    Templeton Foreign Fund I, effective October 1, 1996

          Invests primarily in common stocks and it can purchase securities in any foreign country, developed or developing.

     -    LG&E Energy Corp. Common Stock Fund, effective January 1, 1998

          Invests primarily in the stock of LG&E Energy Corp. as well as short term investments

     -    Janus Wordwide Fund, effective August 1, 1998

          Invests primarily in common stocks of foreign and domestic companies. The fund normally invests in issuers from at least five different countries, including the US; however the fund may at times may invest in fewer than five countries or even a single country.

          F.   PARTICIPANT LOANS

               Effective January 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms are for a period not exceeding five years. A participant can have up to four (4) loans. The loans are secured by the balance in the participant's account and bear interest at an agreed upon rate commensurate with local prevailing rates. Interest rates range from 6 percent to 9 percent. Principal and interest is paid ratably through payroll deductions.

          G.   PAYMENT OF BENEFITS

               On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, periodic installments over a ten year period, or any combination of lump-sum and periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, periodic installments over a ten year period, or any combination of lump-sum and periodic installments.

          H.   ESOP DIVIDENDS

               Effective January 1, 1998, Plan participants who have dividends paid on LG&E Energy Corp. Common Stock were given a salary redirection in an amount equal to distributed Common Stock dividends. Deferrals made under this program may offset the Participant's elected salary deferral percentage.

(2)  SUMMARY OF ACCOUNTING POLICIES

          A.   BASIS OF ACCOUNTING

               The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles.

          B.   USE OF ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

          C.   INVESTMENT VALUATION AND INCOME RECOGNITION

               The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

          D.   PAYMENT OF BENEFITS

               Benefits are recorded when paid.

(3)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by subsidiaries of Fidelity Management Research Corp. Fidelity Management Trust Company (a subsidiary of Fidelity Management Research Corp.) is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)  ADMINISTRATIVE COSTS

     Certain expenses incurred for the administration of this Plan as well as the Company's various other plans totaled approximately $144,000 and are paid by the Company.

(6)  RECONCILIATION TO FORM 5500

     Interest and dividends shown on the accompanying financial statements include $1,965,642 of interest and dividends from registered investment companies. This amount, together with the net realized and unrealized gains of $5,282,735, associated with registered investment companies is shown as net investment gain from registered investment companies on the Plan's 5500.

(7)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated June 29,1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                       LOUISVILLE GAS AND ELECTRIC COMPANY

                        401(k) SAVINGS PLAN FOR EMPLOYEES

          OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO ARE REPRESENTED BY

                             LOCAL 2100 OF I.B.E.W.

                          E.I.N. 61-0264150 (PLAN 006)

                                   SCHEDULE I

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998



  IDENTITY OF ISSUE                 DESCRIPTION OF ASSET                                          COST             FAIR VALUE
  -----------------                 --------------------                                       -----------        -------------
* Fidelity                           Magellan Fund                                             $11,574,768        $16,588,651

  Spartan                            U.S. Equity Index Portfolio                                 4,680,035          7,725,926

* Fidelity                           Puritan Fund                                                5,741,012          6,574,410

* Fidelity                           Ginnie Mae Portfolio                                        1,252,014          1,280,118

* Fidelity                           Retirement Government Money Market Portfolio                2,466,064          2,466,064

  Templeton                          Foreign Fund I                                                176,209            147,110

  Warburg Pincus                     Emerging Growth Fund                                          269,435            292,814

* Fidelity                           Contrafund                                                  1,094,452          1,275,388

* Fidelity                           Intermediate Bond Fund                                        827,415            836,504

* Fidelity                           Equity Income II Fund                                         644,628            697,954

  Janus                              Janus Worldwide Fund                                           41,376             46,492

* LG&E Energy Corp.                  LG&E Energy Stock Fund                                     11,305,344         25,350,815

* Participants                       Loans **                                                    2,322,326          2,322,326
                                                                                         ------------------    ---------------



                TOTAL                                                                    $      42,395,078     $   65,604,572
                                                                                         ------------------    ---------------
                                                                                         ------------------    ---------------

*  Party-in-interest
** Rates of Interest ranging from 6% to 9%

          The accompanying notes to financial statements and schedules are an integral part of this schedule.

                       LOUISVILLE GAS AND ELECTRIC COMPANY

                        401(k) SAVINGS PLAN FOR EMPLOYEES

          OF LOUISVILLE GAS AND ELECTRIC COMPANY WHO ARE REPRESENTED BY

                             LOCAL 2100 OF I.B.E.W.

                           E.I.N. 61-0264150 PLAN 006

                                   SCHEDULE II

                  ITEM 27d- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                     Fair Value
                                  Purchase           Selling       Cost of           of Asset on       Net Gain
Description of Asset               Price             Price          Asset         Transaction Date     or (Loss)
-------------------------------  ------------     -----------  ---------------   ------------------   -----------
Magellan Fund
 Purchases                        $3,154,509               -     $3,154,509        $3,154,509                  -

U.S. Equity Index Portfolio
 Purchases                        $1,696,905               -     $1,696,905        $1,696,905                  -

Puritan Fund
 Purchases                        $1,737,173               -     $1,737,173        $1,737,173                  -

LG&E Energy Stock Fund
 Purchases                        $2,388,840               -     $2,388,840        $2,388,840                  -
 Sales                                     -      $2,355,763     $1,717,485        $2,355,763           $638,278

          The accompanying notes to financial statements and schedules are an integral part of this schedule.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, all members of the Committee having responsibility for the administration of the 401(k) Savings Plan for Employees of Louisville Gas and Electric Company Who Are Represented By Local 2100 Of IBEW have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan for Employees
of Louisville Gas and Electric Company
Who Are Represented By Local 2100 of IBEW
-----------------------------------------
Name of Plan

June 29, 1999                            /s/ Victor A. Staffieri
                                         ------------------------
                                         Victor A. Staffieri

                                         /s/ Charles A. Markel
                                         ------------------------
                                         Charles A. Markel

                                         /s/ S. Bradford Rives
                                         ------------------------
                                         S. Bradford Rives

                                         /s/ Frederick J. Newton III
                                         ----------------------------
                                         Frederick J. Newton III

                                         /s/ R. Foster Duncan
                                         ------------------------
                                         R. Foster Duncan

                                 EXHIBIT INDEX

       401(k) SAVINGS PLAN FOR EMPLOYEES OF LOUISVILLE GAS AND ELECTRIC
              COMPANY WHO ARE REPRESENTED BY LOCAL 2100 OF IBEW
                                    (Plan)

                               LG&E ENERGY CORP.
                                   (Issuer)

                          Annual Report on Form 11-K
                    For Fiscal Year Ended December 31, 1998


                                   EXHIBITS

EXHIBIT NO.         DESCRIPTION
23                  Consent of Independent Public Accountants